Exhibit 99.1

Tremor International Reports Results for the First Quarter Ended March 31, 2022

Record Q1 Adjusted EBITDA of $33.6 Million and Adjusted EBITDA Margin of 47% on a Contribution ex-TAC Basis,
Driven by Scaled and Efficient End-to-End Technology and Business Platform

Record Q1 Contribution ex-TAC of $71.0 Million, Reflecting Year-Over-Year Organic Growth Of 13%

Tremor Well-Positioned to Benefit from Industry Catalysts Expected in H2 2022, Including the FIFA World Cup and
Additional Advertiser Spend Associated with the U.S. Mid-Term Election Cycle

TEL-AVIV, Israel, May 17, 2022 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video, Data and Connected TV (“CTV”) advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announces its financial results for the first quarter period ended March 31, 2022.

First Quarter 2022 Financial Highlights

Record Q1 Financial Performance Driven by Continued Customer Adoption of Tremor’s Data-Powered End-to-End Technology and Business Platform, Increased CTV Spend and Revenue Stream Diversity Across Broad Product Portfolio, Despite a Challenging Macroeconomic Environment:

•	Contribution ex-TAC increased organically by 13% in Q1 2022 to $71.0 million, compared to $63.0 million in Q1 2021
•	Adjusted EBITDA increased 22% in Q1 2022 to $33.6 million, compared to $27.5 million in Q1 2021

Strong Margin Profile and Healthy Balance Sheet Enabled by Scaled and Efficient Operating Model:

•
Tremor continues to deliver industry-leading margins and operational profitability compared to other ad tech peers, which resulted in a 42% adjusted EBITDA margin in Q1 2022 on a reported revenue basis, and 47% on a contribution ex-TAC basis

•	Healthy balance sheet supported by a $370.8 million net cash position as of March 31, 2022

Continued Strong CTV and Video Performance:

•	CTV spend grew by 21% in Q1 2022 to $46.2 million, compared to $38.2 million in Q1 2021
•	Video revenue continued to represent the overwhelming majority of total Contribution ex-TAC at approximately 80%

Ongoing Progress Delivering Further Shareholder Value Through Share Repurchase Program:

•	Launched $75 million share repurchase program on March 1, 2022
•
Tremor repurchased 1,684,510 ordinary shares at an average price of 572.89 pence for a total spend of approximately £9.7 million or $12.7 million between March 1, 2022, when the program commenced, and March 31, 2022

“I am pleased to report that our end-to-end technology and data-driven business platform, focused on CTV and Video, delivered record Q1 revenue and adjusted EBITDA, as well as increased customer adoption,” said Ofer Druker, Tremor’s Chief Executive Officer. “We achieved this strong performance during the seasonally softest quarter for ad tech despite challenges associated with supply chain constraints, inflation, and the war in Ukraine. Our diverse product portfolio serves as a competitive advantage as it provides resiliency across our model, enabling Tremor to maximize revenue opportunities, and served as a catalyst that drove contribution ex-TAC growth of 13% in Q1 2022 compared to Q1 2021. Key to our growth was an increase in customer spend on CTV services, which increased 21% year-over-year, while we continued to experience year-over-year adoption within our self-service offerings and saw strong demand in the quarter for our performance offerings. Our efficient operating model enables a healthy balance sheet, significant operating leverage, strong free cash flow conversion, and robust profitability as evidenced by our 47% adjusted EBITDA margin on a Contribution ex-TAC basis, which we believe to be best-in-class for the industry. These strong fundamentals are particularly crucial and beneficial during challenging macro environments and position us well to continue investing in technology, sales, and marketing to drive additional organic growth, continue repurchasing shares, and continue evaluating potential strategic M&A opportunities in a market where valuations and premiums have decreased, to deliver material long-term value to our shareholders.”

First Quarter Operational Highlights and Recent Business Wins

Tremor Continues to Deliver Significant Progress, Enhancing and Differentiating its Offerings Within CTV, by Further Expanding its End-to-End Technology and Business Platform Capabilities. Some Key Operational Highlights and Recent Business Wins Include:

•	Completed the Integration of CTV Ad Server and Header Bidder, Spearad, into Unruly SSP
o	Expected to accelerate international and US growth during the second half of 2022 and beyond
o	Enables Tremor to capture a larger segment of global CTV inventory through current and future media partners seeking to leverage this technology

•	VIDAA Selected Unruly’s SSP and Ad Server, Spearad, as a Preferred Partner for CTV and Native Display
o	As VIDAA’s strategic sell-side platform, Unruly gains global access to all video and native display media and VIDAA will also integrate Spearad to enable greater control over its CTV ad delivery
o	This expands upon the global exclusive Automatic Content Recognition (“ACR”) data partnership with Tremor

•	Data-Driven TV Intelligence Solution Reach Expanded to 44 Million U.S. Households Through Recent Enhancements and Partnerships
o
Tremor Video & Unruly platforms now provide access to the industry’s largest co-mingled datasets for TV and cross-device media strategies, which includes Set-Top Box (“STB”), ACR and cross-screen panel data, coupled with captivating video creative

o
Recent partnerships with iSpot.tv for tune-in measurement on titles that are running only in streaming environments and TVision, which adds a panel dataset to the existing 44 million households, ramp scale and efficacy of all existing TV data sources

o
The ability to activate a blended dataset across the open internet, outside of closed services and apps, represents an incredibly important mechanism for advertisers to have the freedom to curate a media mix that meets their campaign objectives and needs

o	Expected to be further strengthened upon completed integration of VIDAA’s ACR data into Tremor’s platform

•	Furthered Platform Differentiation and Capabilities Within CTV Through Comscore Partnership
o
Established partnership with Comscore enabling better insulation for Tremor and its customers against privacy changes and both Tremor Video and Unruly customers to leverage cookie-free pre-bid audience targeting

o	Comscore partnership delivers access to reach granular behavioral audiences based on video-level contextual signals across more than 1,000 audience segments

•	Award-Winning In-House Creative Studio, Tr. ly, Continued to Experience Increased Customer Adoption and Serves as a Key Differentiator for Tremor Within CTV
o	Experienced a 21% year-over-year increase in creative requests during Q1 2022, compared to Q1 2021
o	International spend on Tr. ly’s creative products increased 225% year-over-year during Q1 2022, compared to Q1 2021
o	During Q1 2022, Tr. ly executed 20% more custom data-driven video campaigns than it did during all of 2021
o	Tr. ly’s custom QR codes for CTV ads remained its most popular feature in Q1 2022 and were included on 34% of all creative campaigns
o	Proud recipient of Digiday’s 2022 Content Marketing Award for Best Use of Data for a travel campaign produced with Pure Michigan and Universal McCann

•	Unruly and Tremor Video Experienced Strong Customer and Partner Traction, and Continued Growth Across Multiple Offerings, Including Unruly CTRL
o
Unruly added 87 new supply partners, including 36 in the US, during Q1 2022 across critical growth verticals in sports, news, entertainment, and lifestyle, including OTT (“over-the-top”) apps from leading broadcast and Virtual Multichannel Video Programming Distributor (“vMVPD”) businesses

o	Tremor Video added over 75 new logos during Q1 2022 across critical growth verticals in travel, CPG, and healthcare, reflecting one of the most significant quarterly increases in the Company’s history
o	Unruly CTRL, Tremor’s self-service platform for publishers, saw PMP spend increase by 128% during Q1 2022, compared to Q1 2021

Mr. Druker added, “As we look ahead, we believe the steps we have taken to differentiate our end-to-end technology and business platform, enhance our offerings within CTV and video, and successfully integrate acquisitions and partnerships, position us well ahead of upcoming industry and Tremor-specific catalysts. Through our recent integration of Spearad into Unruly, and global ACR data partnership and media relationship with VIDAA, the operating system for major global OEMs such as Hisense and Toshiba, we expect to accelerate our growth internationally and in the US over the second half of 2022 and beyond. We also look forward to benefitting from significant industry catalysts expected later this year such as the FIFA World Cup, which Hisense is an official sponsor of, and additional spend associated with the U.S. mid-term election cycle. We believe our strong technology, global partnerships, and durable business model will enable us to capitalize on these meaningful opportunities as we expand our market reach and accelerate our international and U.S. growth trajectory.”

Second Quarter 2022 Financial Guidance

•
Management remains confident in the medium- to long-term prospects of the Company with Tremor well-positioned to further benefit from expected growth trends within digital advertising, CTV, and video, particularly during the second half of the year when it expects to monetize the integration of Spearad, and global ACR data partnership and media relationship with VIDAA

•
Tremor’s second quarter guidance is based on the expectation that there will be no major Covid-19-related setbacks or significant escalation of war or other hostilities that may cause economic conditions to further deteriorate or otherwise significantly reduce advertiser demand

•
Our guidance also considers the widespread global supply chain issues that limited advertising activity in Q1 2022 in certain verticals such as automobile manufacturing, with the expectation that these challenges could continue to have an impact in Q2 2022, as well as inflationary pressures, and geopolitical and macroeconomic uncertainty

•
We believe our end-to-end platform, scaled and efficient operating model, diverse customer base, and broad range of revenue verticals help mitigate effects of these potential headwinds and accordingly, Tremor estimates:

•	Q2 2022 Contribution ex-TAC in a range of $75 - $80 million
•	Q2 2022 Adjusted EBITDA of approximately $40 million
•	Q2 2022 Adjusted EBITDA margin as a percentage of Contribution ex-TAC of approximately 50%

Particularly during periods of economic uncertainty, we find investors focus on companies that can achieve significant and consistent profitability to remain well-capitalized and able to take advantage of future growth opportunities. Tremor's efficient end-to-end operating model enables strong fundamentals, and we will continue to maintain an emphasis on generating robust profitability, giving us confidence that we can remain able to meet our adjusted EBITDA target, even amidst a challenging growth environment. Despite our conservative Contribution ex-TAC outlook, which considers several headwinds, the profitability we believe we can achieve should drive continued best-in-class industry adjusted EBITDA margins during Q2 2022.

First Quarter 2022 Financial Highlights ($ in millions, except per share amount)

	Three months ended March 31
	2022	2021	%
IFRS highlights
Revenues	80.9	71.0	14%
Programmatic Revenues	59.1	55.7	6%
Operating Profit	14.3	15.2	(6)%

Total Comprehensive Income	9.2	12.0	(23)%
Diluted EPS	$0.07	$0.09	(22)%

Non-IFRS highlights
Contribution ex-TAC	71.0	63.0	13%

Adjusted EBITDA	33.6	27.5	22%
Adjusted EBITDA Margin	47%	44%

Non-IFRS net Income	23.8	17.5	36%
Non-IFRS Diluted EPS	$0.15	$0.12	20%

First Quarter 2022 Financial Results Webcast and Conference Call Details

•	Tremor International First Quarter Ended March 31, 2022, Earnings Webcast and Conference Call
•	May 17, 2022, at 6:00 AM/PT, 9:00 AM/ET, and 2:00 PM/BST
•	Webcast Link: https://edge.media-server.com/mmc/p/7z5ybn6u
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (866) 374-5140
•	UK Participant Toll-Free Dial-In Number: +44 80 8238 9813
•	INTERNATIONAL Participant Dial-In Number: (404) 400-0571
•	Conference ID: 25590793

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments, and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of net income (loss) to Adjusted EBITDA," and "Reconciliation of net income (loss) to non-IFRS income (loss)," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA margin: we define as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated financial results for Q2 2022; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued and accelerated future growth in both the US and international markets in the second half of 2022 and beyond; the expected strengthening of Tremor’s data-driven TV intelligence solution reach; Tremor’s implementation of a substantial share repurchase while also continuing to evaluate strategic opportunities to acquire companies and invest in technology, products, sales and marketing to further expand its platform; Tremor’s intent to monetize its exclusive data partnerships and to continue to deliver material value for its key stakeholders; Tremor’s medium- to long-term prospects; the anticipated ongoing resurgence in the global digital advertising industry; the potential negative impact of the widespread global supply chain issues that have limited advertising activity in Q1 2022 in certain verticals and the anticipation that these challenges could continue to have an impact in the second quarter of 2022, as well as inflationary pressures and any other statements related to Tremor’s future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Registration Statement on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended March 31
	2022	2021	%
($ in thousands)
Net Income	11,364	12,874	(12)%
Tax expenses	3,248	1,589
Financial expense (income), net	(273)	712
Depreciation and amortization	7,727	9,883
Stock-based compensation	16,029	2,341
Other (Income)	(5,103)	-
Restructuring & Acquisition costs	598	120
Adjusted EBITDA	33,590	27,519	22%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended March 31
	2022	2021	%
($ in thousands)
Revenues	80,874	71,009	14%
Cost of revenues (exclusive of depreciation and amortization)	(16,397)	(17,692)
Depreciation and amortization attributable to Cost of Revenues	(3,829)	(4,187)
Gross profit (IFRS)	60,648	49,130	23%
Depreciation and amortization attributable to Cost of Revenues	3,829	4,187
Cost of revenues (exclusive of depreciation and amortization)	16,397	17,692
Performance media cost	(9,857)	(8,021)
Contribution ex-TAC (Non-IFRS)	71,017	62,988	13%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended March 31
	2022	2021	%
($ in thousands)
Net Income	11,364	12,874	(12)%
Acquisition and related items, including amortization of acquired intangibles and restructuring	4,613	6,588
Stock-based compensation expense	16,029	2,341
Other (Income)	(5,103)	-
Tax effect of Non-IFRS adjustments (1)	(3,086)	(4,325)
Non-IFRS Income	23,817	17,478	36%

Weighted average shares outstanding—diluted (in millions) (2)	160.4	141.2

Non-IFRS diluted EPS (in USD)	0.15	0.12	20%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31	December 31
	2022	2021
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	370,827	367,717
Trade receivables, net	130,047	165,063
Other receivables	16,566	18,236
Current tax assets	917	981

TOTAL CURRENT ASSETS	518,357	551,997

Fixed assets, net	3,299	3,464
Right-of-use assets	12,796	13,955
Intangible assets, net	202,653	208,220
Deferred tax assets	25,071	24,431
Other long term assets	429	672

TOTAL NON-CURRENT ASSETS	244,248	250,742

TOTAL ASSETS	762,605	802,739

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	7,006	7,119
Trade payables	121,019	161,812
Other payables	33,797	42,900
Current tax liabilities	5,560	8,836

TOTAL CURRENT LIABILITIES	167,382	220,667

Employee benefits	367	426
Long-term lease liabilities	6,717	7,876
Deferred tax liabilities	1,501	1,395

TOTAL NON-CURRENT LIABILITIES	8,585	9,697

TOTAL LIABILITIES	175,967	230,364

SHAREHOLDERS’ EQUITY:
Share capital	441	442
Share premium	442,506	437,476
Other comprehensive income (loss)	(1,432)	698
Retained earnings	145,123	133,759

TOTAL SHAREHOLDERS’ EQUITY	586,638	572,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	762,605	802,739

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME
(Unaudited)

	Three months ended March 31
	2022	2021
	USD thousands

Revenues	80,874	71,009

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	16,397	17,692

Research and development expenses	6,383	3,403
Selling and marketing expenses	20,360	18,050
General and administrative expenses	20,771	6,806
Depreciation and amortization	7,727	9,883
Other expenses (income), net	(5,103)	-

Total operating costs	50,138	38,142

Operating Profit	14,339	15,175

Financing income	(712)	(86)
Financing expenses	439	798

Financing expenses (income), net	(273)	712

Profit before taxes on income	14,612	14,463

Tax expenses	(3,248)	(1,589)

Profit for the period	11,364	12,874

Other comprehensive income items:
Foreign currency translation differences for foreign operation	(2,130)	(836)

Total other comprehensive loss	(2,130)	(836)

Total comprehensive income	9,234	12,038

Earnings per share
Basic earnings per share (in USD)	0.07	0.10
Diluted earnings per share (in USD)	0.07	0.09

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income (Loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total Comprehensive income (loss) for the quarter
Profit for the period	-	-	-	11,364	11,364
Other comprehensive Income:
Foreign Currency Translation	-	-	(2,130)	-	(2,130)

Total comprehensive Income (loss) for the period	-	-	(2,130)	11,364	9,234

Transactions with owners, recognized directly in equity
Own shares acquired	(5)	(12,735)	-	-	(12,740)
Share based payments	-	16,279	-	-	16,279
Exercise of share options	4	1,486	-	-	1,490

Balance as of March 31, 2022	441	442,506	(1,432)	145,123	586,638

Balance as of January 1, 2021	380	264,831	3,330	60,472	329,013
Total Comprehensive income (loss) for the quarter
Profit for the period	-	-	-	12,874	12,874
Other comprehensive Income:
Foreign Currency Translation	-	-	(836)	-	(836)

Total comprehensive Income (loss) for the period	-	-	(836)	12,874	12,038

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based payments	-	5,394	-	-	5,394
Exercise of share options	8	190	-	-	198

Balance as of March 31, 2021	385	263,775	2,494	73,410	340,064

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31
	2022	2021
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	11,364	12,874
Adjustments for:
Depreciation and amortization	7,727	9,883
Net financing expense (income)	(305)	733
Loss on sale of fixed assets	-	14
Gain on leases change contracts	-	(307)
Share-based payment	16,029	2,341
Tax expenses	3,248	1,589

Change in trade and other receivables	36,113	11,096
Change in trade and other payables	(51,501)	(19,737)
Change in employee benefits	(59)	3
Income taxes received	636	1,699
Income taxes paid	(7,371)	(816)
Interest received	353	79
Interest paid	(110)	(152)

Net cash provided by operating activities	16,124	19,299

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	(198)	(267)
Leases Receipt	259	830
Acquisition of fixed assets	(155)	(1,545)
Acquisition and capitalization of intangible assets	(1,595)	(1,253)
Proceeds from sale of business unit	231	59
Acquisition of subsidiaries, net of cash acquired	(52)	-

Net cash used in investing activities	(1,510)	(2,176)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(10,505)	(6,643)
Payment of call option liability	-	(1,294)
Proceeds from exercise of share options	1,490	198
Leases repayment	(2,006)	(2,809)
Net cash used in financing activities	(11,021)	(10,548)

Net increase in cash and cash equivalents	3,593	6,575

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	367,717	97,463

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(483)	(552)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	370,827	103,486